For immediate release

November 29, 2002

Petro-Canada’s 2003 Capital Expenditures Reflect Focus on Profitable Growth

Calgary – Petro-Canada’s Board of Directors today approved a program of capital expenditures totaling $2 575 million for 2003.

“This capital program demonstrates Petro-Canada’s firm commitment to deliver profitable growth and create long-term shareholder value,” commented Chief Executive Officer Ron Brenneman.

Of the $670 million provided for Oil Sands, approximately $255 million is dedicated to the Company’s share for Syncrude’s Stage-3 expansion.  With the 30,000 barrel per day Mackay River project on-stream in 2002, Petro-Canada is preparing to begin work on its second in-situ development; the 80,000 barrel per day Meadow Creek project and the bitumen feed conversion project at its Edmonton refinery.  Spending on these projects could be $415 million in 2003.

“As part of our capital program, we are providing for the next phase of our in-situ oil sands development,” said Brenneman.  “We are committed to develop these projects in an environmentally responsible manner.  However, the federal government, by adopting the Kyoto protocol, is clearly discouraging this type of investment in Canada.  So we will proceed cautiously and take a final decision on whether or not to go ahead only when the implications for project economics are clear.”

Brenneman added, “In the meantime, our recently acquired International business is meeting our objective of providing a broader base of investment opportunities.  International spending will be $545 million in 2003, up from $265 million in 2002.”

Internationally the Company will spend $260 million on sustaining existing production.  In addition, $190 million is allocated for new developments, including the Clapham project in the UK North Sea, and $95 million on exploration opportunities.

The company will continue to invest $455 million in its successful North American natural gas business, including the drilling of at least one exploration well during the winter season in the Mackenzie Delta.

The Company will spend approximately $375 million on East Coast Oil developments.  Included is $140 million for on-going Hibernia and Terra Nova drilling and development, $170 million for development of the White Rose project and $40 million on two exploratory wells in the Flemish Pass and an appraisal well in the Avalon portion of the Hibernia field.

In the Downstream, capital expenditures of $500 million will position Petro-Canada for continued profitability and, at the same time, lessen the environmental impact of its operations and products.  The majority of refining capital expenditures are required to meet new lower limits for sulphur in gasoline.  Marketing expenditures provide for the continued rollout of Petro-Canada’s successful new-image service station program.

(C$ millions)	2002 Outlook	2003 Outlook
Upstream
Oil Sands	475	670
International	265	545
North American Gas	510	455
East Coast Oil	320	375
	1 570	2 045
Downstream
Refining	225	360
Marketing	145	125
Lubricants	15	15
	385	500

Corporate	65	30

Total	2 020	2 575

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Disclaimer Notice – This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.

For further information please contact:

Investor and analyst inquiries:

Media and general inquiries:

Gordon Ritchie

Robert Andras

(403) -296-7691

Corporate Communications

(403) 296- 8586

Derek De Leon

(403) 296-3319

E-mail: investor@petro-canada.ca

Internet site: www.petro-canada.ca

(publie egalement en francais)